21001887

SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
J 1 2021
Washington, DC

SEC FILE NUMBER
8-68962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dynasty Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Central Avenue, 15TH FLOOR
(No. and Street)

Saint Petersburg	**FL**	**33701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Russo **727-865-4809**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway - Suite 290	**Livingston**	**NJ**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Russo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dynasty Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jill Russo
Signature

CCO
Title

Dakota Stahl
Notary Public

Notary Public State of Florida
Dakota Stahl
My Commission GG 367390
Expires 08/19/2023

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOBELCO

Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dynasty Securities, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dynasty Securities, LLC as of December 31, 2020, and the results of its operations and cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dynasty Securities, LLC's management. Our responsibility is to express an opinion on Dynasty Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dynasty Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Dynasty Securities, LLC's auditors since 2012.

Livingston, New Jersey
February 24, 2021

DYNASTY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS		
Cash	$	771,963
Prepaid Expenses		9,615
Accrued Revenue		172,729
TOTAL ASSETS	$	954,307
LIABILITIES AND MEMBER'S EQUITY		
Inter-Company Payables, Net	$	19,801
Accounts Payable and Accrued Expenses		8,850
TOTAL LIABILITIES	$	28,651
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		925,656
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	954,307

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31,2020

Revenues	
Referral Fees	$ 1,388,493
TOTAL REVENUES	1,388,493
Expenses	
Employee Compensation and Benefits	94,574
Professional Fees	59,168
Rent	24,788
Travel	6,888
Meals and entertainment	1,878
Marketing	7,291
Computer, internet, telephone	14,846
Dues and Subscriptions	12,771
Other	6,293
TOTAL EXPENSES	228,497
NET INCOME	$ 1,159,996

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31,2020

Balance, January 1, 2020	$	1,185,660
Net Income		1,159,996
Capital Distributions		(1,420,000)
Balance, December 31, 2020	$	925,656

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,2020

Cash flows from operating activities	
Net income	$ 1,159,996
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accrued Revenue	73,025
Due to/from inter-Company, Net	337,146
Prepaid Expenses	(720)
Accounts payable and accrued expenses	2,042
Net cash provided by operating activities	1,571,489
Cash flows from financing activities	
Capital Distributions	(1,420,000)
Net increase in cash	151,489
Cash, beginning of year	620,474
Cash, end of year	$ 771,963

* The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Dynasty Securities, LLC (the "Company") was formed on August 16, 2011, in the state of New York. On March 21, 2013, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on March 21, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
The Company recognize revenue in accordance with ASC 606, revenue from contract from customers (ASU 2014-09), as amended, which requires an entity to recognize the amount of revenue to which is expects to be entitled for the transfer of promise, goods or services or customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For the year ended December 31, 2020 100% of revenue was recognized over time.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At December 31, 2020, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2020 financial statements. No interest or penalties were incurred for the year ended December 31, 2020.

Cash:
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accrued revenue:
Accrued revenue arises when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At December 31, 2020, there was accrued revenue of $172,729 reported in the statement of financial condition.

Contract Balances:
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities at December 31, 2020.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2020, through February 24, 2021, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $738,293 that exceeded the required net capital of by $733,293. The Company's ratio of aggregated indebtedness to net capital was .05 to 1 at December 31, 2020.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company has an Expense Sharing Agreement with its Parent, Dynasty Financial Partners, LLC. Expenses included in this agreement and revenue are paid or received by the Parent and reimbursed by Dynasty Securities, LLC. As of December 31, 2020, Dynasty Securities, LLC owed Dynasty Financial Partners, LLC an amount of $24,820. As of December 31, 2020, Dynasty Securities, LLC is owed Dynasty Wealth Management LLC an amount of $5,019 for professional services paid on its behalf to Foreside Consulting Services LLC. Total amount of expenses incurred by the Company for the year ended December 31, 2020 was $166,382.

The Company accounts for a lease arrangement through the Expense Sharing Agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

NOTE 4 – CONCENTRATION

During 2020, 93% of revenues were earned from two customers.

NOTE 5 – RISKS AND UNCERTAINTIES

The outbreak of the novel Corona virus in March 2020 has adversely impacted domestic activity in the USA and around the world. Financial markets, employment markets, and the real economy is seeing a high volume a volatility. The outbreak could have a material adverse impact on the economy and the Company. The fluidity of the situation prevents any prediction as to the eventual outcome. This present material uncertainty and risk with respect to the Company, its performance, and financial results.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Dynasty Securities, LLC

We have audited the financial statements of Dynasty Securities, LLC as of and for the year ended December 31, 2020, and have issued our report thereon dated February 24, 2021, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Dynasty Securities, LLC's financial statements. The supplementary information is the responsibility of Dynasty Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 24, 2021

DYNASTY SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31,2020

Computation of net capital		
Total member's equity	$	925,656
Deductions and/or charges		
Non-allowable assets	$	(187,363)
Net capital	$	738,293
Computation of aggregate indebtedness		
Accounts payable & Accrued Expenses, Inter-Company Payables	$	33,670
Aggregate indebtedness	$	33,670
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	2,245
Minimum dollar requirement	$	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	733,293
Ratio: Aggregate indebtedness to net capital		0.05 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Dynasty Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dynasty Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) ("exemption provisions"), and (2) Dynasty Securities, LLC stated that Dynasty Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dynasty Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynasty Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 24, 2021

Dynasty Securities, LLC
Schedule II Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2020

"Exempt Under 15c3-3(k)(2)(i)"

Dynasty Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5," Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).
To the best of its knowledge and belief Dynasty Securities, LLC states the following:

Dynasty Securities, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

- Dynasty Securities, LLC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA.

- Dynasty Securities, LLC claimed an exemption under paragraph 240.15c3-3(k)(2)(i) of Rule 15c3-3 for the period from January 1, 2020 through December 31, 2020.

- Dynasty Securities, LLC has met the identified exemption provision in paragraph 240.15c3-1(k)(2)(i) of Rule 15c3-1 throughout the period from January 1, 2020 through December 31, 2020, without exemption.

Dynasty Securities, LLC

I, Jill Russo, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Jill Russo